Video Transcripts – RehabPath

We as a family made the decision that even though it's very common in addiction treatment that referrers expect some kind of compensation normally percentage sometimes a very high percentage of the treatment cost as a commission, we adamantly and absolutely don't do that. It has cost us clients, it will cost us clients, but it's an ethical question because if a client ever finds out that his trusted person, a doctor or psychiatrist, a lawyer or whoever refers the person has received a very hefty, you know, sum of money for recommending them to go to a specific treatment center if they ever find that out that can be such a break of trust not just into their own lawyer and doctor but also in the treatment center that it can completely destroy the treatment experience and the treatment success and in in a worst case it can it can cost somebody's life. Because as we know addictions are other mental health issues and they are deadly potentially deadly diseases and if you can't trust anymore the treatment place you went to how can you trust any other place because you would assume you know the same thing is happening and unfortunately is happening a lot so I think we just owe it to our clients or to humanity for that matter and not to risk that